legal & compliance, llc

laura aNTHONy, esq.

LAZARUS ROTHSTEIN, ESQ.

CHAD FRIEND, ESQ., LLM

SCOTT BUSCEMI, ESQ.

OF COUNSEL:

JOHN CACOMANOLIS, ESQ.

CRAIG D. LINDER, ESQ.

PETER P. LINDLEY, ESQ., CPA, MBA

STUART REED, ESQ.

MARC S. WOOLF, ESQ.

www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM E-MAIL: LROTHSTEIN@LEGALANDCOMPLIANCE.COM

February 1, 2016

VIA ELECTRONIC EDGAR FILING

Justin Dobbie

Legal Branch Chief, Office of Transportation and Leisure

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	PF Hospitality Group, Inc.
Amendment No. 2 to Registration Statement on Form 10-12G
Filed January 5, 2016
File No. 000-51935

Dear Mr. Dobbie:

This will confirm my phone conversation with Theresa Messinese who kindly agreed to give PF Hospitality Group, Inc. (the “Company”) an extension of time until Friday, February 5, 2016 to respond to the staff’s January 15, 2016 comment letter.

Legal & Compliance, LLC

By:	/s/ Lazarus Rothstein
Lazarus Rothstein, Esq.

cc:	Vaughan Dugan/PF Hospitality Group, Inc.

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